[LETTERHEAD OF CHAPMAN AND CUTLER LLP]

November 19, 2010

VIA EDGAR CORRESPONDENCE

Vincent DiStefano, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Integrity Managed Portfolios File Nos. 33-36324 and 811-06153

Dear Mr. DiStefano:

We received your oral comments via telephonic conference on November 8, 2010 regarding Post-Effective Amendment No. 60 to the Registration Statement for Integrity Managed Portfolios (the "Trust") filed on October 1, 2010 pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the "1933 Act"). This letter is intended to respond to your comments, and a revised, marked draft of the prospectus (the "Prospectus") is included. Undefined capitalized terms have the same meanings as in the Prospectus.

COMMENT 1

In each Fund Summary, a line item is included in the table under the heading "Fees and Expenses of the Fund" for "Acquired Fund Fees and Expenses," but the percentage is blank. Please consider whether any corresponding disclosure should be added to the principal investment strategies or principal risks discussions to address investments in other funds.

RESPONSE TO COMMENT 1

The tables for the Kansas Municipal Fund and the Nebraska Municipal Fund have been updated to delete the line item for Acquired Fund Fees and Expenses and the tables for the other Funds have been updated to indicate that the percentage is 0.01%. Therefore, because the investments by the Funds in other funds, if any, are not expected to be significant, none of the discussions of principal investment strategies and principal risks have been revised to incorporate investments in other funds.

COMMENT 2

In the first paragraph under the heading "Principal Risks" included in each Fund Summary, please delete the last sentence if the Fund is not advised by or sold through an insured depository institution.

RESPONSE TO COMMENT 2

The referenced sentence has been deleted in each Fund Summary.

COMMENT 3

In the paragraph entitled "General risk" under the heading "Principal Risks" in each Fund Summary, please delete the fourth sentence.

RESPONSE TO COMMENT 3

The referenced sentence has been deleted in each Fund Summary.

COMMENT 4

With respect to the paragraph entitled "Single state risk" under the heading "Principal Risks" in each Fund Summary, please consider whether any particular risks applicable to the respective state should be disclosed.

RESPONSE TO COMMENT 4

As indicated under the heading "Appendix—Additional State Information," information about each state is included in the Statement of Additional Information (in Appendix A, Statement of Additional Information entitled "State Factors"). The Trust does not believe that it is necessary to highlight any particular state-specific risk factor information for any of the relevant states in the discussions of principal risks that are included in the prospectus.

COMMENT 5

Please delete the second paragraph under the heading "Fund Performance" in each Fund Summary.

RESPONSE TO COMMENT 5

The referenced paragraph has been deleted from each Fund Summary.

COMMENT 6

Please delete the last sentence of the paragraph under the heading "Tax Information" of each Fund Summary.

RESPONSE TO COMMENT 6

The referenced sentence has been deleted in each Fund Summary.

COMMENT 7

With respect to the Kansas Insured Intermediate Fund, please clarify how the Fund's investment strategies ensure that it will invest at least 80% of its assets in insured securities in compliance with Rule 35d-1 (the "name rule"). (See "Principal Investment Strategies" in the Fund Summary and "Implementation of Investment Objectives—Principal Investment Strategies" later in the Prospectus.)

RESPONSE TO COMMENT 7

The referenced discussions in the Fund Summary and later in the Prospectus have been revised to address this comment. In particular, we have clarified that since, under normal market conditions, at least 95% of the Fund's total assets will be invested in insured and escrowed/trust securities, because the Fund may only invest at the time of purchase up to 15% of its total assets in escrowed/trust securities, it will, therefore, under normal market conditions, invest at the time of purchase at least 80% of its total assets in insured securities.

COMMENT 8

With respect to the Fund Summary for the Kansas Insured Intermediate Fund, under the heading "Principal Risks," please create a separate paragraph to address insurer risk rather than combining it with issuer risk in the paragraph entitled "Credit risk." Include the concepts currently in the last sentence of the first and second paragraphs under the heading "Implementation of Investment Objectives—Principal Investment Strategies—Rating Requirements—Kansas Insured Fund" (i.e., (a) that insurance does not guarantee the value of either municipal securities or fund shares and (b) that adverse developments in the bond insurance industry may negatively affect the Fund). In addition, in your response letter, please identify the entity or entities who currently insure the Fund's securities.

RESPONSE TO COMMENT 8

A paragraph entitled "Municipal insurance risk" has been added to the Fund Summary for the Kansas Insured Fund. The Trust has advised that the following entities were insurers of the Fund's securities as of November 9, 2010: AGM; AMBAC; Assured Guaranty; Berkshire Hathaway Assurance Corp. (BHAC); FSA; and National Re.

COMMENT 9

The second sentence of the second paragraph under the heading "Implementation of Investment Objectives—Principal Investment Strategies—Rating Requirements—Kansas Insured Fund," provides that if, subsequent to the purchase of an insured municipal security, the rating of the insurer or the underlying security is reduced, the Fund is not required to dispose of the insured municipal security. Please clarify how this relates to the Fund's rating requirement.

RESPONSE TO COMMENT 9

The first sentence of the referenced paragraph states that the Fund "primarily purchases insured municipal securities that are rated at least BBB- by at least one independent ratings agency at the time of purchase (based on the higher of the rating of the insurer or the underlying security)". The second sentence has been clarified to indicate that the relevant rating is the one that is applicable as described in the preceding sentence.

COMMENT 10

Please clarify which risks under the heading "Risks" are principal risks. Please ensure that any principal risks disclosed under this heading are also disclosed in the Fund Summaries.

RESPONSE TO COMMENT 10

The discussions under the main heading "Risks" have been revised so that the "Principal Risk Factors" are discussed first. In addition, the discussion of hedging strategies has been clarified in the first sentence of the first paragraph under the heading "Hedging Strategies" to provide that those are not principal investment strategies. Finally, the discussion under the sub-heading "Investment Limitations" has been moved so that it now appears under the heading "Implementation of Investment Objectives " and cross-references the discussion of single state and municipal sector risks set forth under "Risks—Principal Risk Factors." The risks discussed under the heading "Risks—Principal Risk Factors" are disclosed in the Fund Summaries.

TANDY ACKNOWLEDGMENT

In connection with the Trust's registration statement, the Trust has advised us that it acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3446 if you have any questions or issues you would like to discuss regarding these matters. Thank you.

Very truly yours,

CHAPMAN AND CUTLER LLP

By: /s/ Suzanne M. Russell

Suzanne M. Russell